JOINT VENTURE DRILLING AGREEMENT

          This JOINT VENTURE DRILLING AGREEMENT (“Agreement”) is made, entered into, and effective as of the 4th day of May, 2006, by and between Energy Source, Inc., a corporation organized and existing under the laws of the Commonwealth of Kentucky (“ESI”), and IAS Communications, Inc., a corporation organized and existing under the laws of the State of Oregon and authorized to conduct business in the Commonwealth of Kentucky (“Investors”) .

WITNESSETH:

          WHEREAS, ESI and Investors executed and entered into a Term Sheet regarding the ownership and operation of a natural gas development and production project wherein ESI would provide its drilling services and Investors would provide financing for the drilling program, established pursuant to this Agreement;

          WHEREAS, each of the parties hereto desire to execute and enter into this Agreement, solely as joint venturers, and not as partners or a partnership, for the purpose of drilling natural gas wells, [as defined in KRS 353.010(8)], pursuant to the drilling program described herein;

          NOW, THEREFORE, in consideration of the mutual promises and covenants herein set forth, and in further consideration of the services and financing to be provided by ESI and Investors, as hereinafter defined, the adequacy and receipt of which consideration is hereby acknowledged, the parties hereto, desiring to be legally bound hereby, agree as follows:

          1.      Purpose/Operations.

                    1.01.      Purpose. The purpose of this Agreement is to provide for the financing, development and management of the drilling of natural gas wells, to be located at selected drill sites, and to provide for the subsequent transportation, sale and marketing of natural gas, or other hydrocarbons, produced at each well (herein referred to as the “drilling program”). The drilling program shall include (i) the drilling of development and production wells, on each drilling site, and (ii) the transportation, sale and marketing of natural gas, or other hydrocarbons, that may be produced in accordance with this Agreement.

               1.02      Drilling Program. It is the intent and agreement of ESI and Investors to initially drill a minimum of four (4) wells as the first part of the drilling program. As set forth herein, Investors shall have the option to finance and invest in an additional twenty (20) gas wells over an eighteen (18) month period from the date first above written. Each well drilled shall have 20 days to finance the said wells by the investors.

               ESI and Investors shall each have the specific duties, obligations and responsibilities as described and set forth in this Agreement, and specifically Section 2, below.

           2.      Duties and Obligations.

                    2.01      ESI. ESI shall assume the following responsibilities:

                    (a)      locate, drill and operate natural gas wells;

                    (b)      acquire the leasehold interest to the land, upon which each drill site is located. ESI represents and warrants that it has acquired a lease to land located in Knox and Laurel Counties, Kentucky, as evidenced by the Lease Agreements attached hereto as Exhibit “A” and Exhibit “B”. ESI represents and warrants that pursuant to said Lease Agreements, it has the right to locate and drill wells on said property for the purpose of exploring and developing wells for natural gas or other hydrocarbon production. ESI further represents and warrants that the Leases are in full force and effect and will permit drilling operations thereon, in accordance with the terms and provisions of this Agreement, provided that a Kentucky permit is secured with respect to each drill site; 2

                    (c)      secure title opinions and updates on each Lease, and the mineral rights thereto, copies of which opinions shall be provided to Investors, at their request;

                    (d)      employ and secure such subcontractors for drilling operations, provided said subcontractors are duly qualified to drill wells, for the production of natural gas and other hydrocarbons, and licensed, if required;

                    (e)      manage all drilling operations for each well in the drilling program, including completion of any producing wells;

                    (f)      provide for the storage and transportation of all natural gas, or other hydrocarbons produced at each drill site;

                    (g)      secure and provide for the sale and marketing of natural gas, or other hydrocarbons produced at each drill site;

                    (h)      secure all licenses and drilling permits as may be required by Kentucky law, and, specifically, KRS Chapter 353, with respect to each well and drill site, prior to the commencement of drilling. A copy of each permit shall be available to Investors prior to the commencement of any drilling;

                    (i)      record all assignments, leases and other documents necessary or required to perfect Investors’ working interest ownership in each drill site;

                    (j)      comply with all federal, state and local laws regarding or affecting drilling operations, production and transportation of natural gas, or other hydrocarbons produced, and sales, to include compliance with all federal, state and local laws regarding transmission of natural gas, or other hydrocarbons, from each drill site to the consumer;

                    (k)      to generally manage the day-to-day drilling operations involved in the drilling program in compliance with this Agreement and all provisions of federal, state and local law; and

                    (l)      maintain all books and records, including income and costs records for all drilling and production well operations in the drilling program, which includes the allocation and payment of revenues generated from a producing well as set forth in Section 4 of this Agreement (“Well Accounting”) and make payment of all costs and expenses associated with drilling at each drill site.

                    2.02      Investors. The Investors shall assume the following duties and obligations:

                    (a)      provide, within twenty (20) days of the date first above written, initial financing for the drilling and completion of the first exploration well in an amount equal to $185,000. Upon completion of first well, ESI will give Investor written notice of their interest to drill the second well. Within twenty (20) days of such notice, Investor will provide financing in the amount of $185,000 for the second well. Upon completion of second well, ESI will give Investor written notice of their intent to drill the third and fourth wells. Within twenty (20) days of such notice, Investor will provide financing in the amount of $370,000 ($185,000 per well) for the third and fourth wells. After the first four wells have been completed, any additional wells will be financed in groups or clusters of two (12) wells; and

                    (b)      in the event that Investors shall exercise their option, as set forth in Section 8 hereof, to drill additional wells, not to exceed twenty (20) additional wells over a period of eighteen (18) months from the date first above written, provide financing for the drilling and completion of such additional wells, in groups or clusters of two (2) wells each, in an 4 amount determined by ESI to be the cost of drilling a natural well, subject to Investors’ written approval of such cost. Such financing shall be remitted to ESI within twenty (20) days of Investors’ written approval of the cost to drill two (2) additional wells.

                    (c)      finance and pay for all costs and expenses, which shall be withheld from Investors’ 60% Net Revenue Interest, herein defined, as follows:

(i)	Investors will be responsible for a monthly maintenance fee of Three Hundred Dollars ($300) per well.

(ii)	Investors will be responsible for a monthly compression/ dehydration fee proportionate to the percentage of gas produced per well.

(iii)

Investors will be responsible for a $0.55 per MCF transportation fee, at 60% of the well head volume made payable to ESI, as well as any third party transportation and marketing fees incurred due to delivery of gas to sales point.

(iv)

Investors will be responsible for any additional maintenance expenses (at cost) that the well may incur. Investor will be notified in advance in writing of any maintenance necessary in excess of Twenty Five Hundred Dollars ($2,500.00).

          3.      Assignment of Drill Site and Working Interest.

          Following execution of this Agreement by the parties hereto, and upon securing a Kentucky permit to drill a well at each drill site, ESI shall assign a working interest in each well to Investors, subject to the landowner/Lessor’s royalty interest and ESI retained carried working interest. Said assignment shall be made by virtue of an Assignment Agreement in favor of

Investors, substantially in the form of the Assignment Agreement attached hereto and incorporated herein by reference as Exhibit “C.” The assignment shall be in consideration of Investors’ agreement to finance all of the costs and expenses associated with each well drilled as part of the drilling program. Investors may assign portions of its interest to third-parties, in its sole and absolute discretion, subject only to the continued compliance, by Investors, with the terms and provisions set forth in this Agreement.

          4.      Allocation and Distribution of Revenues.

          Revenues generated from a producing well shall be allocated and distributed as follows:

          (a)      Payment of royalties to land owners in such amounts as set forth in the Lease Agreements, attached hereto as Exhibit “A,” or Exhibit “B,”, initially twelve and one-half percent (12.5%) . Any amount in excess of 12.5% must be agreed upon in writing by ESI and Investors prior to the initial commencement of drilling on a Lease. Additionally, land owners/lessors shall be entitled to the personal use of natural gas produced at a drill site, on the property described in a Lease, but limited solely to personal consumption by the land owner/lessor, at such levels as designated by the subject Lease.

          (b)      Twenty seven and one-half percent (27.5%) carried working interest royalty payable to ESI.

          (c)      Investors shall receive the balance of 60% of the revenues less the cost and expenses identified in Section 2.02(c)(i) through (iv), inclusive (“Net Revenue Interest”).

          5.      Termination.

          This Agreement may be terminated, as follows:

          (a)      Upon mutual consent and agreement of the parties hereto;

          (b)      Failure of Investors to exercise its option to drill additional wells as permitted by the terms of this Agreement and specifically Section 8 hereof; or

          (c)      Upon the breach of any term or provision of this Agreement by the non-defaulting party following a written notice of said default and expiration of thirty (30) days within which the defaulting party may correct the default or breach.

          Upon the termination of this Agreement, the parties hereto shall have no further obligations, responsibilities or rights hereunder, except with respect to the drilling of wells for which Investors has provided financing, as provided herein, and for which Investors has exercised its option, pursuant to Section 8 hereof, for additional wells, in which case the terms and provisions of this Agreement shall continue in full force and effect with respect to the life of each well so drilled in compliance with the terms of this Agreement.

          6.      Option for Additional Wells.

          The initial drilling program shall consist of four (4) wells, as described herein. At any time after the commencement of the drilling of the last of the four (4) wells, but prior to the termination of eighteen (18) months from the date first above written, Investors may elect to drill up to an additional twenty (20) wells, in groups or clusters of two (2) wells each.

          Investors shall exercise its option by providing written notice to ESI of its election to proceed with drilling of additional wells, in two (2) well increments, not to exceed a total of twenty (20) additional wells. Upon receipt of said election, ESI shall ascertain the cost associated with drilling each of the two (2) wells. Upon receipt of the financing for the additional wells, ESI shall proceed immediately with the drilling of the wells in compliance with its drilling operations and the drilling program established herein. In the event that the financing for the additional wells is not provided within twenty (20) days of the date of the written estimate provided by ESI regarding the cost of said additional wells, this Agreement shall terminate and Investors and ESI shall have no further obligations hereunder except with respect to the wells currently being drilled or in production.

          7.      Incorporation of Agreements.

          This Agreement constitutes the entire understanding and is the sole agreement of the parties and all other agreements, oral or written, are incorporated herein.

          8.      Notices. All notices and other communications required under this Agreement shall be sufficiently given and shall be deemed given when personally delivered, mailed by first-class mail, postage prepaid, or when sent by telecopy or telegram, addressed as follows:

If to Energy Source, Inc.:

Energy Source, Inc.
P.O. Box 1325
Corbin, Kentucky 40702
Fax: (606) 526-9783

If to IAS Communications, Inc.:

IAS Communications, Inc.
1103-11871 Horseshoe Way
Richmond, British Columbia, Canada V7A5H5
Fax: (604) 278-3409

cc:	Gillard B. Johnson, III
Cox, Bowling & Johnson, PLLC 1010 Monarch Drive, Suite 250 P.O. Box 910810 Lexington, Kentucky 40591-0810 Telephone: (859) 255-7080 Fax: (859) 255-6903

          9.      Governing Law.

          This Agreement shall be construed in accordance with the laws of the Commonwealth of Kentucky. The parties hereto agree that any civil actions commenced under or pursuant to the terms of this Agreement, including any allegations of default or matters relating to an Event of Default, will be commenced in the Knox Circuit Court, which the parties agree shall have jurisdiction and venue with respect to any matter set forth and addressed in this Agreement.

          10.      Severability. If any provision of this Agreement shall be determined to be null and void, it shall not affect any of the remaining provisions of this Agreement which shall continue in full force and effect as if the invalid clause or section had been stricken.

          11.      Counterpart Signatures.

          This Agreement may be signed in counterpart originals, all of which originals when taken together shall constitute one Agreement.

          IN WITNESS WHEREOF, we have set our hands on the day and date first above written.

Energy Source, Inc.	IAS COMMUNICATIONS, INC.

By: /s/ Karla K. Sutton	By: /s/ John Robertson

Its: President	Its: President and CEO

EXHIBIT “A”

Oil and Gas Lease